UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ARC DOCUMENT SOLUTIONS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00191G103
(CUSIP Number)

Mitchell S. Nussbaum, Esq

Angela M. Dowd, Esq..

Loeb & Loeb LLP

345 Park Avenue

New York, New York 10154

(212) 407-4159

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

(Continued on following pages)

CUSIP No. 12526L 10 3

1	NAME OF REPORTING PERSON KUMARAKULASINGAM SURIYAKUMAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,055,576
	8	SHARED VOTING POWER 2,732,171
	9	SOLE DISPOSITIVE POWER 2,055,576
	10	SHARED DISPOSITIVE POWER 2,732,171

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,787,747
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.08%*
14	TYPE OF REPORTING PERSON IN

*	Based on the 43,179,344 shares of common stock, par value $.001 per share (the “Common Stock”) of ARC Document Solutions, Inc. (“Issuer”) issued and outstanding as of April 29, 2024, the Reporting Person beneficially owns approximately 11.08% of the issued and outstanding Common Stock of the Issuer. Does not include certain shares of Common Stock that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group but does include certain shares of Common Stock that the Reporting Person may be deemed to beneficially own held by two irrevocable trusts established by the Reporting Person for estate planning purposes, but as to which the Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein. See Items 3 and 5.

CUSIP No. 12526L 10 3

1	NAME OF REPORTING PERSON SURIYAKUMAR FAMILY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,732,171
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,732,171
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,732,171
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%*
14	TYPE OF REPORTING PERSON OO

*	Based on the 43,179,344 shares of Common Stock issued and outstanding as of April 29, 2024, the Reporting Person beneficially owns approximately 4.0% of the issued and outstanding Common Stock of the Issuer. Mr. Suriyakumar and his spouse, as trustees of the Reporting Person, share voting and dispositive power over these shares. Does not include certain shares of Common Stock that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

CUSIP No. 12526L 10 3

1	NAME OF REPORTING PERSON SHIYULLI SURIYAKUMAR 2013 IRREVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 500,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%*
14	TYPE OF REPORTING PERSON OO

*	Based on the 43,179,344 shares of Common Stock issued and outstanding as of April 29, 2024, the Reporting Person beneficially owns approximately 1.2% of the issued and outstanding Common Stock of the Issuer. Does not include certain shares of Common Stock that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

CUSIP No. 12526L 10 3

1	NAME OF REPORTING PERSON SEIYONNE SURIYUKUMAR 2013 IRREVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 500,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%*
14	TYPE OF REPORTING PERSON OO

*	Based on the 43,179,344 shares of Common Stock issued and outstanding as of April 29, 2024, the Reporting Person beneficially owns approximately 1.2% of the issued and outstanding Common Stock of the Issuer. Does not include certain shares of Common Stock that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

CUSIP No. 12526L 10 3

1	NAME OF REPORTING PERSON DILANTHA WIJESURIYA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,149,038
	8	SHARED VOTING POWER 647,771
	9	SOLE DISPOSITIVE POWER 1,149,038
	10	SHARED DISPOSITIVE POWER 647,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,796,809
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%*
14	TYPE OF REPORTING PERSON IN

*	Based on the 43,179,344 shares of Common Stock issued and outstanding as of April 29, 2024, the Reporting Person beneficially owns approximately 4.2% of the issued and outstanding Common Stock of the Issuer. Includes 971,156 shares of Common Stock issuable upon exercise of outstanding stock options exercisable within 60 days of the date of this report, and 647,771 shares held by the Wijesuriya Family Trust. Mr. Wijesuriya and his spouse, as trustees of the Wijesuriya Family Trust share voting and dispositive power over the shares held by the trust. Does not include certain shares of Common Stock that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

CUSIP No. 12526L 10 3

1	NAME OF REPORTING PERSON JORGE AVALOS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 737,025
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 737,025
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 737,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%*
14	TYPE OF REPORTING PERSON IN

*	Based on the 43,179,344 shares of Common Stock issued and outstanding as of April 29, 2024, the Reporting Person beneficially owns approximately 1.7% of the issued and outstanding Common Stock of the Issuer. Includes 183,678 shares of Common Stock issuable upon exercise of outstanding stock options exercisable within 60 days of the date of this report. .Does not include certain shares of Common Stock that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

CUSIP No. 12526L 10 3

1	NAME OF REPORTING PERSON RAHUL ROY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 708,167
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 708,167
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 708,167
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%*
14	TYPE OF REPORTING PERSON IN

*	Based on the 43,179,344 shares of Common Stock issued and outstanding as of April 29, 2024, the Reporting Person beneficially owns approximately 1.6t% of the issued and outstanding Common Stock of the Issuer. Includes 240,666 shares issuable upon exercise of outstanding stock options exercisable within 60 days of this report. .Does not include certain shares of Common Stock that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

CUSIP No. 12526L 10 3

1	NAME OF REPORTING PERSON SUJEEWA SEAN PATHIRATNE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 443,274
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 443,274
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 443,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%*
14	TYPE OF REPORTING PERSON IN

*	Based on the 43,179,344 shares of Common Stock issued and outstanding as of April 29, 2024, the Reporting Person beneficially owns approximately 1.0% of the issued and outstanding Common Stock of the Issuer. Does not include certain shares of Common Stock that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

CUSIP No. 12526L 10 3

This statement on Schedule 13D (the “Schedule 13D”) constitutes an initial Schedule 13D filing with respect to shares of Common Stock of the Issuer on behalf of the group that may be deemed to be formed under Rule 13d-5 consisting of (i) Mr. Kumarakulasingam Suriyakumar (“Mr. Suriyakumar”), director, chairman and chief executive officer of the Issuer; (ii) the Suriyakumar Family Trust (the “Family Trust”), by and through Mr. Suriyakumar as trustee; (iii) the Shiyulli Suriyakumar 2013 Irrevocable Trust (the “Shiyulli Trust”), by and through Ms. Shiyulli Suriyakumar (“Ms. Suriyakumar”) as trustee; (iv) the Seiyonne Suriyakumar 2013 Irrevocable Trust (the “Seiyonne Trust”), by and through Mr. Seiyonne Suriyakumar (“Mr. Seiyonne Suriyakumar”) as trustee; (v) Mr. Dilantha Wijesuriya, Chief Operating Officer of the Issuer (“Mr. Wijesuriya”); (vi) Mr. Jorge Avalos, Chief Financial Officer of the Issuer (“Mr. Avalos”); (vii) Mr. Rahul Roy, Chief Technical Officer of the Issuer (“Mr. Roy”); and (viii) Mr. Sujeewa Sean Pathiratne, a private investor (“Mr. Pathiratne”)

Mr. Suriyakumar previously reported his beneficial ownership of the common stock of the Issuer on Schedule 13Gs filed by Mr. Suriyakumar with the SEC, most recently by Amendment No. 10 to Schedule 13G filed by Mr. Suriyakumar with the SEC on February 14, 2023. As a result of the events described in Item 4, Mr. Suriyakumar ceased filing statements on Schedule 13G with respect to the Issuer but may resume reporting his beneficial ownership on Schedule 13G if and when required and eligible to do so.

Item 1.	Security and Issuer.

This statement relates to the Common Stock of the Issuer. The address of the Issuer’s principal executive office is 12657 Alcosta Blvd, Suite 200, San Ramon, CA 94583.

Item 2.	Identity and Background.

1) Mr. Suriyakumar is a citizen of the United States of America. Mr. Suriyakumar has been a director, and the chairman and chief executive officer of, the Issuer since June 2007. The business address of Mr. Suriyakumar is c/o ARC Document Solutions, Inc., 12657 Alcosta Blvd., Suite 200, San Ramon, CA 94583.

2) The Family Trust is a trust created under the laws of California and acts by and through Mr. Suriyakumar and Ms. Rushika Suriyakumar, as trustees. The mailing address for the Family Trust is same as Mr. Suriyakumar’s, as set forth above.

3) The Shiyulli Trust is a trust created under the laws of California and acts by and through Ms. Suriyakumar, as trustee. The mailing address for the Shiyulli Trust is 794 Nostrand Avenue, Brooklyn, NY 11216.

4) The Seiyonne Trust is a trust created under the laws of California and acts by and through Mr. Seiyonne Suriyakumar as trustee. The mailing address for the Seiyonne Trust is 955 Via Veneto, San Ramon, CA 94583.

5) Mr. Wijesuriya is a citizen of the United States of America. Mr. Wijesuriya’s mailing address is 1132 Flowerwood Pl.., Walnut Creek, CA 94598.

6) Mr. Avalos is a citizen of the United States of America. Mr. Avalos’s mailing address is 11 Auburn Court, Danville, CA94506.

7) Mr. Roy is a citizen of the United States of America. Mr. Roy’s mailing address is 859 Boar Terrace, Fremony, CA 94539.

8) Mr. Pathiratne is a citizen of the United States of America. Mr. Pathiratne’s mailing address is 5727 Poppy Hills Place, San Jose, CA 95138 .

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

The principal business occupation of Mr, Suriyakumar is his role as Chairman and Chief Executive Officer of the Issuer. The principal business of Mr. Wijesuriya is his role as President and Chief Operating Officer of the Issuer. The principal business of Mr. Avalos is his role as Chief Financial Officer of the Issuer The principal business of Mr. Roy is his role as Chief Technology Officer of the Issuer Each of Ms. Suriyakumar, Mr. Seiyonne Suriyakumar and Mr. Pathiratne is a businessperson.

During the past five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five (5) years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person.

Item 3.	Source and Amount of Funds and Other Consideration.

Mr. Suriyakumar is the beneficial owner of an aggregate of 4,787,747 shares of Common Stock, representing approximately 11.08% of the total issued and outstanding shares of Common Stock. This number includes (i) 183,334 shares of unvested restricted stock and 233,332 shares issuable upon exercise of vested stock options; (ii) 1,732,171 shares of Common Stock, representing approximately 4.0% of the total issued and outstanding shares of Common Stock, held by the Family Trust as to which Mr. Suriyakumar and his spouse share voting and investment power; (iii) 500,000 shares of Common Stock, representing approximately 1.2% of the total issued and outstanding shares of Common Stock, held by the Shiyulli Trust, Trustee as to which Mr. Suriyakumar and his spouse may be deemed to have beneficial ownership (but as to which they disclaim beneficial ownership except to the extent of their pecuniary interest therein); and (iii) 500,000 shares of Common Stock, representing approximately 1.2% of the total issued and outstanding shares of Common Stock, held by the Seiyonne Trust, as to which Mr. Suriyakumar and his spouse may be deemed to have beneficial ownership (but as to which they disclaim beneficial ownership except to the extent of their pecuniary interest therein).

The shares of Common Stock that Mr. Suriyakumar beneficially owns were acquired (i) in connection with the conversion of a California limited liability company (American Reprographics Holdings, L.L.C., the predecessor of the Issuer) to a Delaware corporation at the time of the Issuer’s initial public offering in 2005 (the “IPO”), (ii) upon the dissolution of Micro Device, Inc. and Dieterich Post Company for estate planning purposes in 2013, (iii) through grants of equity awards pursuant to the Issuer’s various equity incentive plans as in effect from the time of the IPO and (iv) through open market purchases at various times since the IPO.

The shares of Common Stock beneficially owned by the Family Trust, the Shiyulli Trust and the Seiyonne Trust were transferred to each of them, without consideration, from shares acquired by Mr. Suriyakumar (i) in connection with the conversion of a California limited liability company (American Reprographics Holdings, L.L.C., the predecessor of the Issuer) to a Delaware corporation at the time of the Issuer’s initial public offering in 2005 (the “IPO”), (ii) upon the dissolution of Micro Device, Inc. and Dieterich Post Company for estate planning purposes in 2013, and (iii) through grants of equity awards pursuant to the Issuer’s various equity incentive plans as in effect from and after the time of the IPO.

The shares of Common Stock beneficially owned by the other Reporting Persons (other than Mr. Pathiratne) were acquired through grants of equity awards pursuant to the Issuer’s various equity incentive plans as in effect during the time they were employed by the Issuer. Mr. Pathiratne acquired his shares of Common Stock through open market purchases at various times between the IPO and October 18, 2022.

The Reporting Persons intend to finance the proposed Acquisition (as defined below) described in Item 4 of this Schedule through equity from the Reporting Persons as well as debt financing in amounts sufficient to finance the proposed consideration in the Acquisition.

Item 4.	Purpose of Transaction.

Mr. Suriyakumar acquired all of the shares of Common Stock beneficially owned by him for investment purposes, and to ensure that his interests are aligned with the Issuer’s. He intends to remain the largest holder of the Common Stock over the long term, whether or not the possible Acquisition discussed below in this Item 4 is successful.

On April 8, 2024, Mr. Suriyakumar submitted to the Issuer’s Board of Directors (the “Board”) a preliminary, non-binding letter (the “Proposal Letter”) proposing an Acquisition at a purchase price of $3.25 per share of Common Stock. The Proposal Letter contemplates that Mr. Suriyakumar will form an acquisition entity for the purpose of pursuing the acquisition of all of the outstanding Common Stock in a going-private transaction (the “Acquisition”) through a merger, and that Mr. Suriyakumar intends to finance the Acquisition with a combination of debt and equity capital. The Proposal Letter contemplates that the equity portion of the financing will be provided by Mr. Suriyakumar through the acquisition entity and the debt financing will be provided by an amendment and restatement of the Issuer’s existing credit facilities with U.S. Bank, National Association (the “Debt Financing”). The references to the Proposal Letter and the Debt Financing in this Schedule 13D are qualified in their entirety by reference to the Proposal Letter and the Highly Confident Letter of U.S. Bank National Association, each of which is attached hereto as an Exhibit and incorporated by reference as if set forth in its entirety. If the Acquisition is consummated, the Common Stock will no longer be traded on the New York Stock Exchange and the registration of the Common Stock under Section 12 of the Exchange Act will be terminated.

On June 27, 2024, Mr. Suriyakumar and the other Reporting Persons agreed in principle that they will work with each other to negotiate and consummate the Acquisition. The Reporting Persons have also agreed in principle that upon consummation of an Acquisition all fees and expenses incurred by Mr. Suriyakumar will be reimbursed by the acquisition entity. If there is no successful Acquisition, as a general matter Mr. Suriyakumar will bear the costs and fees associated with pursuing the Acquisition.

No assurances can be given that any agreement with the Issuer relating to the proposed Acquisition will be entered into or be consummated. The Proposal Letter provides that no binding obligation on the part of the Issuer or the Reporting Persons shall arise with respect to the proposed Acquisition unless and until definitive documentation has been executed and delivered.

At the date of this Schedule 13D, the Reporting Persons, except as set forth in this Schedule 13D, do not have any plans or proposals which would result in:

(a) the acquisition by any person of additional securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j) any similar action to those enumerated above.

Item 5.	Interest in Securities of the Company.

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of shares of Common Stock that are beneficially owned by each Reporting Person as of the date hereof (with the percentage determined based on the total number of shares of Common Stock issued and outstanding as of April 29, 2024).

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock that are beneficially owned by each Reporting Person as of the date hereof as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition..

(c) To the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has effected any transactions in the Common Stock of the Issuer in the past sixty (60) days other than (i) the forfeiture by Mr. Suriyakumar of 29,734 shares of Common Stock to satisfy certain tax liabilities associated with the vesting of shares of restricted stock on May 11, 2024, (ii) the forfeiture by Mr. Wijesuriya of 23,787 shares of Common Stock to satisfy certain tax liabilities associated with the vesting of shares of restricted stock on May 11, 2024, (iii) the forfeiture by Mr. Avalos of 23,787 shares of Common Stock to satisfy certain tax liabilities associated with the vesting of shares of restricted stock on May 11, 2024 and (iv) the forfeiture by Mr. Roy of 23,787 shares of Common Stock to satisfy certain tax liabilities associated with the vesting of shares of restricted stock on May 11, 2024.

(d) To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.:	Title:
7.01	Joint Filing Agreement by and among the Reporting Persons, dated June 27, 2024
7.02	Proposal Letter to the Board of Directors of ARC Document Solutions, Inc., dated April 8, 2024
7.03	Highly Confident Letter of U.S. Bank National Association, dated April 8, 2024

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2024

/s/ Kumarakulasingam Suriyakumar
Name:	Kumarakulasingam Suriyakumar

SURIYAKUMAR FAMILY TRUST

By:	/s/ Kumarakulasingam Suriyakumar
Name:	Kumarakulasingam Suriyakumar
Title:	Trustee

SHIYULLI SURIYAKUMAR 2013 IRREVOCABLE TRUST

By:	/s/ Shiyulli Suriyakumar
Name:	Shiyulli Suriyakumar
Title:	Trustee

SEIYONNE SURIYAKUMAR 2013 IRREVOCABLE TRUST

By:	/s/ Seiyonne Suriyakumar
Name:	Seiyonne Suriyakumar
Title:	Trustee

/s/ Dilantha Wijesuriya
Name:	Dilantha Wijesuriya

/s/ Jorge Avalos
Name:	Jorge Avalos

/s/ Rahul Roy
Name:	Rahul Roy

/s/ Sujeewa Sean Pathiratne
Name:	Sujeewa Sean Pathiratne